May 6, 2013

Arthur Sandel

Securities and Exchange Commission

Filing Desk - Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Shellpoint Mortgage Acceptance LLC,

Form S-3 Registration Statement

File No.: 333-184419

Dear Mr. Sandel:

In accordance with Rule 461 of the Securities Act of 1933, as amended, (the “Act”) we request that the Securities and Exchange Commission (the “Commission”), pursuant to its authority under Section 8(a) of the Act, accelerate the effectiveness of Registration Statement File No. 333-184419 to 10:30 a.m., Eastern Standard Time, May 8, 2013, or as soon thereafter as practicable.

Shellpoint Mortgage Acceptance LLC (the “Company”) hereby acknowledges that (i) should the Commission declare the Registration Statement effective, the Commission is not foreclosed from taking any action with respect to the Registration Statement, (ii) a declaration of the Registration Statement’s effectiveness by the Commission or its staff does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing, and (iii) the Company may not assert the declaration of the Registration Statement’s effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

SHELLPOINT MORTGAGE ACCEPTANCE LLC

By:/s/ Eric Kaplan

Name:	Eric Kaplan
Title:	Vice President